File No. _____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption under Rule U-3A-2
From the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

THE STANLEY WORKS

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.

2.
A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.

FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.

3.		The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
	a.	Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.
Stanley - None.
FRPC - None.
	b.	Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
Stanley - None.
FRPC - None.
	c.	Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
Stanley - None.
FRPC - None.
	d.	Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.
Stanley - None.
FRPC - None.
4.
The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

a.
Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Not applicable.
	b.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
Not applicable.
c.
Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Not applicable.

d.	Capitalization and earnings of the EWG or foreign utility company during the reporting period.
Not applicable.
e.
Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

The Stanley Works

By:  /s/ Kathryn P. Sherer
Kathryn P. Sherer
Assistant General Counsel and
Assistant Secretary

[CORPORATE SEAL]

Attest:

/s/ Bruce H. Beatt
Bruce H. Beatt
Vice President, General Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Kathryn P. Sherer, Assistant General Counsel and Assistant Secretary
(Name) (Title)

1000 Stanley Drive, New Britain, CT 06053
(Address)

Exhibit A

The Stanley Works and Subsidiaries
Consolidating Statements of Operations
For the Fiscal Year Ended January 1, 2005
(Unaudited, Thousands of Dollars)

	Farmington River Power Company	All Other Subsidiaries	Consolidated Stanley Works

Net Sales	$1,459	$3,041,898	$3,043,357

Costs and Expenses:
Cost of Sales	(99)	1,931,118	1,931,019
Selling, General & Administrative	-	694,362	694,362
Interest, Net	-	34,389	34,389
Other, Net	(177)	47,035	46,858
Restructuring Charges & Asset Impairments	-	7,666	7,666
	(276)	2,714,570	2,714,294

Earnings from Continuing Operations Before Income Taxes	1,735	327,328	329,063
Income Taxes	713	88,166	88,879
Net Earnings from Continuing Operations	1,022	239,162	240,184
Net Earnings from Discontinued Operations	-	126,762	126,762
Net Earnings	$1,022	$365,924	$366,946

The Stanley Works and Subsidiaries
Consolidating Balance Sheet January 1, 2005
(Unaudited, Thousands of Dollars)

	Farmington River Power Company	All Other Subsidiaries	Eliminations	Consolidated Stanley Works

ASSETS
Current Assets
Cash and cash equivalents	$-	$249,991	$-	$249,991
Accounts & notes receivable	-	581,952	-	581,952
Inventories	-	413,418	-	413,418
Deferred taxes	-	7,922	-	7,922
Prepaid expenses	-	74,357	-	74,357
Assets held for sale	-	44,285	-	44,285
Total Current Assets	-	1,371,925	-	1,371,925

Property, Plant & Equipment	1,767	397,163	-	398,930
Goodwill & Other Intangible Assets	-	92,220	-	928,220
Other Assets	-	146,308	5,245	151,553
Total Assets	$1,767	$2,843,616	$5,245	$2,850,628

LIABILITIES & SHAREOWNERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$-	$55,422	$-	$55,422
Short-term borrowings	-	47,079	-	47,709
Accounts payable	-	300,355	-	300,355
Accrued expenses	370	415,586	-	415,956
Liabilities held for sale	-	-	-	-
Total Current Liabilities	370	818,442	-	818,812

Long-Term Debt	-	481,797	-	481,797
Deferred Taxes	-	90,019	-	90,019
Other Liabilities	924	237,764	-	238,688
Total Liabilities	1,294	1,628,022	-	1,629,316

Shareowners’ Equity
Preferred stock	-	-	-	-
Common stock	150	237,543	-	237,694
Retained earnings	1,361	1,494,948	-	1,496,309
Accumulated other comprehensive loss	-	(55,157)	-	(55,157)
ESOP Debt	-	(166,927)	-	(166,927)
Affiliate Investment	(1,038)	(4,207)	5,245	-
	473	1,506,200	5,245	1,511,918
Less: Cost of Common Stock in Treasury	-	(290,606)	-	(290,606)
Total Shareowners’ Equity	473	1,215,594	5,245	1,221,312

Total Liabilities & Shareowners’ Equity	$1,767	$2,843,616	$5,245	$2,850,628

EXHIBIT B

Not Applicable

ATTACHMENT 1

SUBSIDIARIES OF THE STANLEY WORKS

The following is a list of all active subsidiaries of The Stanley Works as of January 1, 2005. All subsidiaries, except those marked with an asterisk, are included in the Consolidated Financial Statements of The Stanley Works.

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION

Domestic Subsidiaries

BAI, INC.	U.S.A. (Indiana)
Cal Dor Specialties, Inc.	U.S.A. (California)
China Sourcing, L.L.C.	U.S.A. (Delaware)
Contact East, Inc.	U.S.A. (Massachusetts)
Frisco Bay Industries, Ltd.	U.S.A. (Maryland)
ISR Solutions, Inc.	U.S.A. (Delaware)
ISR Solutions (Northern California), Inc.	U.S.A. (California)
ISR Solutions (Pennsylvania), Inc.	U.S.A. (Pennsylvania)
ISR Solutions (Virginia), Inc.	U.S.A. (Delaware)
JennCo1, Inc.	U.S.A. (Delaware)
JennCo2, Inc.	U.S.A. (Delaware)
Stanley Atlantic, Inc.	U.S.A. (Delaware)
Stanley-Bostitch Holding Corporation	U.S.A. (Delaware)
Stanley Canada Holdings, L.L.C.	U.S.A. (Delaware)
Stanley European Holdings, L.L.C.	U.S.A. (Delaware)
Stanley Fastening Systems, LP	U.S.A. (Delaware)
Stanley Funding Corporation*	U.S.A. (Delaware)
Stanley Housing Fund, Inc.	U.S.A. (Delaware)
Stanley International Holdings, Inc.	U.S.A. (Delaware)
Stanley Israel Investments, Inc.	U.S.A. (Delaware)
Stanley Logistics, Inc.	U.S.A. (Delaware)
Stanley Pacific Inc.	U.S.A. (Delaware)
Stanley Security Solutions, Inc.	U.S.A. (Indiana)
The Farmington River Power Company	U.S.A. (Connecticut)
ZAG USA, Inc.	U.S.A. (Delaware)

International Subsidiaries

3495981 Canada Inc.	Canada (Quebec)
6181708 Canada Inc.	Canada (Ontario)
African Time Systems Corporation (Proprietary) Ltd.	South Africa
Alfia Limited	England
Amano Blick International (Europe) Ltd.	England
Beijing Bostitch Fastening Systems Co., Ltd.	China
Best Access Systems Co. / Les Systemes D’Access Best Cie	Canada (Nova Scotia)
Best Access Systems Limited	China (Hong Kong)
Best Systems Corporation Pte. Ltd.	Singapore
Blick Communications Limited	England

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION

Blick Dormants Limited	England
Blick France S.A.R.L.	France
Blick International Systems Limited	England
Blick Ireland Limited	Ireland
Blick Software Systems Limited	England
Blick South Africa (Proprietary) Limited	South Africa
Blick Telefusion Communications Limited	England
Blick U.K. Limited	England
CST G.m.b.H.	Germany
CST S.r.l.	Italy
Charge Industries, Inc.	Canada (Nova Scotia)
Chiro Tools Holdings B.V.	Netherlands
Friess G.m.b.H.	Germany
FRISCO ATMS Limited Partnership / FRISCO ATMS Societe en Commandite	Canada
Frisco Bay Industries Ltd.	Canada
Frisco Finance LP	Canada
Herramientas Stanley S.A. de C.V.	Mexico
Isgus International Limited	England & Wales
Mac Tools Canada Inc.	Canada (Ontario)
Mosley-Stone Limited	United Kingdom
PAC International Limited	England
S.A. Stanley Works (Belgium) B.V.B.A	Belgium
SWK (U.K.) Holding Limited	England & Wales
SWK (UK) Limited	England & Wales
Stanley Bostitch G.m.b.H.	Germany
Stanley-Bostitch, S.A. de C.V.	Mexico
Stanley CLP1	Canada (Alberta)
Stanley CLP2	Canada (Alberta)
Stanley Canada Corporation	Canada (Nova Scotia)
Stanley Chiro International Ltd.	Taiwan
Stanley de Chihuahua S. de R.L. de C.V.	Mexico
Stanley do Brasil Ltda.	Brazil
Stanley Doors France, S.A.S.	France
Stanley Europe B.V.B.A.	Belgium
Stanley European Holdings B.V.	Netherlands
Stanley Fastening Systems Poland Sp. z o.o.	Poland
Stanley Finance Hungary Group Financing Limited Liability Company	Hungary
Stanley Foreign Sales Corporation	Virgin Islands
Stanley France Services, SAS	France
Stanley France, S.A.S.	France
Stanley Iberia S.L.	Spain
Stanley Israel Investments B.V.	Netherlands
Stanley Italia S.r.l.	Italy
Stanley Nordic ApS	Denmark
Stanley Sales and Marketing Poland Sp. z o.o.	Poland
Stanley Security Solutions - Europe Limited	England
Stanley Svenskas Aktiebolag	Sweden

CORPORATE NAME	JURISDICTION OF INCORPORATION/ ORGANIZATION

Stanley Technology Co. Ltd.	China
Stanley (Tianjin) International Trading Co. Ltd.	China
Stanley Tools (N.Z.) Ltd.	New Zealand
Stanley Tools, S.A.S.	France
Stanley Tools S.r.l.	Italy
Stanley U.K. Holding Ltd.	United Kingdom
Stanley UK Limited	United Kingdom
Stanley UK Sales Limited	United Kingdom
Stanley UK Services Limited	United Kingdom
Stanley Works Asia Pacific Pte. Ltd.	Singapore
Stanley Works China Investments Limited	British Virgin Islands
Stanley Works (Europe) AG	Switzerland
Stanley Works Holdings B.V.	Netherlands
Stanley Works (India) Private Limited	India
Stanley Works Limited	Thailand
Stanley Works (Malaysia) Sdn Bhd	Malaysia
Stanley Works (Nederland) B.V.	Netherlands
Stanley (Zhongshan) Hardware Co., Ltd.	China
Stichting Beheer Intellectuele Eigendomsrechten Blick Benelux BV	Netherlands
Suomen Stanley OY	Finland
TCS Group BV	Netherlands
T.S.W. Israel Investments Ltd.	Israel
Teletechnicom Holding BV	Netherlands
The Stanley Works (Bermuda) Ltd.	Bermuda
The Stanley Works C.V.	Netherlands
The Stanley Works Japan	Japan
The Stanley Works (Langfang) Fastening Systems Co., Ltd.	China
The Stanley Works Limited	United Kingdom
The Stanley Works Pty. Ltd.	Australia
The Stanley Works Sales (Philippines), Inc.	Philippines
The Stanley Works (Shanghai) Co., Ltd.	China
The Stanley Works (Shanghai) Management Co., Ltd.	China
The Stanley Works (Zhongshan) Tool Co., Ltd.	China
Tona a.s.	Czech Republic
Z.A.G. Industries Ltd.	Israel
Z.A.G. U.K. Limited	United Kingdom

ATTACHMENT 2

NARRATIVE DESCRIPTION OF BUSINESS

The Company's operations are classified into three business segments: Consumer Products, Industrial Tools, and Security Solutions.

Consumer Products

The Consumer Products segment manufactures and markets hand tools, consumer mechanics tools and storage units and hardware. These products are sold to customers and distributed directly to retailers (including home centers, mass merchants, hardware stores, and retail lumber yards) as well as through third party distributors.

Hand tools include measuring instruments, planes, hammers, knives and blades, screwdrivers, saws, chisels, boring tools, masonry, tile and drywall tools, as well as electronic stud sensors, levels, alignment tools and elevation measuring systems. The Company markets its hand tools under the Stanley(R), FatMax(R), Powerlock(R), IntelliTools(TM) and Goldblatt(R) brands.

Consumer mechanics hand tools include wrenches, sockets and tool boxes. Mechanics tools are marketed under the Stanley(R), Husky(R) and ZAG(R) brands.

Industrial Tools

The Industrial Tools segment manufactures and markets professional mechanics, pneumatic, hydraulic and electronic measuring tools. These products are sold to customers and distributed primarily through third party distributors.

Professional mechanics tools include wrenches, sockets, electronic diagnostic tools, tool boxes and high-density industrial storage and retrieval systems. Professional mechanics tools are marketed under the Stanley(R), Proto(R), Mac(R), Jensen(R), Vidmar(R), Blackhawk(TM) by Proto(R), CST Berger and David White brands.

Pneumatic tools include Bostitch(R) fastening tools and fasteners (nails and staples) used for construction, remodeling, furniture making and pallet manufacturing. Electric and pneumatic assembly tools marketed under the Stanley(R) brand (these are high performance, precision tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

Hydraulic tools include Stanley(R) hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as LaBounty(R) mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators.

Security Solutions

The Security Solutions segment is a provider of access and security solutions for institutional, commercial and industrial businesses and organizations. The company provides a comprehensive suite of security products and a variety of security services. The company manufactures and markets automatic doors, door locking systems, commercial hardware and security access control systems. Products in the Security Solutions segment include security integration systems, software, related installation and maintenance services, automatic doors, and locking mechanisms. Security products are marketed under the Stanley(R), Blick(R), Frisco Bay(R), PAC(R), ISR(TM), WanderGuard(R) , StanVision(TM) and BEST(R) brands and are sold directly to end users and retailers as well as through third party distributors.